POULTON & YORDAN
                                ATTORNEYS AT LAW


--------------------------------------------------------------------------------
RICHARD T. LUDLOW

                                 March 22, 2006



Carmen Moncada-Terry
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

                  Re:   BMB Munai, Inc.
                        Preliminary Proxy Statement on Schedule 14A, as amended Originally Filed February 28, 2006
                        File No.: 000-28638

Dear Ms. Terry:

         This letter will confirm to you that BMB Munai, Inc. (the "Company") is aware that, under Note A to Schedule 14A, if the Company currently has present plans, arrangements, proposals or obligations to issue any of the new shares of common stock , which would be created by approval of the amendment to increase the capital shares of the Company, the Company would be required to provide the additional information called for by Items 11, 13 and 14 of Schedule 14A.

         As we have discussed with you and disclosed in the preliminary proxy statement, despite the Company's intention to make acquisitions in the near future, currently the Company has not reached any preliminary or definitive acquisition terms on any specific acquisition or property.

         Further, this letter will confirm that the Company has sufficient authorized shares of capital stock available for immediate issuance to accomplish any potential acquisitions it is currently considering, without resort to any new shares that would be created by shareholder approval of the proposed amendment to the Articles of Incorporation of the Company, as described in the Company's preliminary proxy statement.

         Since the Company is not relying upon the shareholder decision to increase the authorized share of capital stock of the Company as a condition to


                      POULTON & YORDAN    TELEPHONE: 801-355-1341
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Ms. Moncada-Terry
March 22, 2006
Page 2


making any acquisitions currently under consideration, no disclosure regarding any acquisitions is required by Items 11, 13 and 14 of Schedule A is required.

         Thank you for your assistance in this matter.

                                                 Very truly yours,

                                                 POULTON & YORDAN


                                                  /s/ Richard T. Ludlow
                                                 ------------------------
                                                 Richard T. Ludlow
                                                 Attorney at Law